

Mail Stop 7010

January 6, 2009

Via U.S. mail and facsimile
Terry Lee, Chief Executive Officer
Heartland, Inc.
1501 Cumberland Gap Parkway
Middlesboro, KY 40965

> **RE: Heartland, Inc**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 000-27045**

Dear Mr. Lee:

We issued comments to you on the above captioned filings on August 14, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by January 21, 2009 addressing these outstanding comments.

If you do not respond to the outstanding comments by January 21, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355

Sincerely,

Terence O'Brien
Accounting Branch Chief